
May 13, 2013

<u>Via E-mail</u>
Mr. Jeffery H. Foster
Chief Accounting Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW, Suite 900
Washington, DC 20005

> **RE:** **DuPont Fabros Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-33748**
> **DuPont Fabros Technology, L.P.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 333-165465-17**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Asset Impairment Evaluation, page 48</u>

1. We note that NJ1 Phase I was placed in service on November 1, 2010 and remains only 39% leased as of December 31, 2012. Furthermore, a tenant at NJ1 has restructured its lease and may defer two-thirds of its base rent over the next 18 months. Please clarify to us how you determined that no impairment of this property existed as of December 31,

2012. In your response, provide details of your analysis including your significant assumptions with regards to leasing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief